[  *  ] = CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.

Exhibit 10.84

LICENSING AND DISTRIBUTION AGREEMENT

THIS LICENSING AND DISTRIBUTION AGREEMENT, effective as of November 22, 2005 (“Effective Date”), between Collegium Pharmaceutical, Inc., a corporation organized and existing under the laws of Delaware, with its principal offices located at 400 Highland Corporate Drive, Cumberland, R.I. 02864 (“Collegium”), and TEAMM Pharmaceuticals, Inc., an Accentia Biopharmaceuticals Company, a Florida corporation having its principal place of business at 2501 Aerial Center Parkway, Suite 100, Morrisville, NC 27560 (“TEAMM”).

WITNESSETH

WHEREAS, Collegium, among other things, is engaged in the research, development, and manufacture of AllerNase AQ; and

WHEREAS, TEAMM has experience and capability in the marketing, sales and distribution of such products and desires to distribute such products;

NOW, THEREFORE, for and in consideration of the covenants, conditions, and undertakings hereinafter set forth, it is agreed by and between the parties as follows:

1.	Definitions. In addition to various terms defined throughout the Agreement, the following capitalized terms shall have the meanings set forth below:

1.1	“Act” means the Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), as amended, and the regulations promulgated thereunder.

1.2	“Affiliate” means with respect to a Party (a) any corporation or business entity of which fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by the Party; or (b) any corporation or business entity which, directly or indirectly, owns, controls or holds fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or, if applicable, the general partnership interest, of the Party; or (c) any corporation or business entity of which fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or general partnership interest are owned, controlled or held, directly or indirectly, by a corporation or business entity described in (a) or (b).

1.3	“Amphotericin Product”- Any product developed, licensed, distributed or sold by TEAMM containing Amphotericin B in any formulation intended for use in the treatment of Chronic Rhinosinusitis.

1.4	“Calendar Year” means the successive twelve (12) months beginning on January 1 and ending on December 31 of each year.

1.5	“Competitive Product” means any product that is administered nasally for the indication of allergic rhinitis regardless of the active Ingredient but not including the Amphotericin Product.

1.6	“Contract Manufacturer” means any third party with whom Collegium contracts for the manufacture of Product on its or TEAMM’s behalf.

1.7	“Cost of Goods Sold” means the direct cost of goods sold with respect to each Product invoiced by the Contract Manufacturer, as determined in accordance with generally accepted accounting principals, consistently applied, and specifically not including any additional fees added by TEAMM or Collegium.

1.8	“Development Plan” means the plan attached as Exhibit A being carried out by Collegium to obtain FDA approval of the Product.

1.9	“FDA” means the United States Food and Drug Administration or any successor agency.

1.10	“FDA Approval Date” means the date that Collegium receives final notice from the FDA that the Product can be sold in the Territory.

1.11	“Good Manufacturing Practices” or “GMP” means the applicable current good manufacturing practices promulgated from time to time by the FDA in accordance with the Act.

1.12	“Launch Year” shall mean the Calendar Year in which the Product is first introduced for commercial sale by TEAMM.

1.13	“Minimum Annual Royalty Payment” means the minimum royalty payment that is due to Collegium for the Launch Year or for each Calendar Year thereafter as described in Exhibit C.

1.14	“Minimum Royalty Reconciliation Payment” means the amount to be paid Collegium that is equal to the difference between the Minimum Annual Royalty Payment (as set forth in Exhibit C) for the Launch Year or a given Calendar Year and the royalty due to Collegium in such Launch Year or Calendar Year in accordance with Section 7.2. For the sake of clarity, if the Minimum Annual Royalty Payment is $1,000,000 and the royalty due to Collegium in such Calendar Year is $800,000, the Minimum Royalty Reconciliation payment is $200,000.

1.15	“Net Sales” means the gross amount invoiced for sales of the Products sold hereunder by TEAMM to unrelated third parties commencing with the first commercial sale of the Products, after deduction of the following items which are actually incurred and paid:

(a)	packing, transportation and insurance charges for shipment of product to TEAMM from the Contract Manufacturer and from TEAMM to its customers.

(b)	discounts or rebates actually allowed and taken to the extent customary in the trade including any term discounts offered to and applied by TEAMM’s customers.

(c)	credits or allowance given or made for return of the Product by TEAMM’s customer.

(d)	any tax or other governmental charge levied directly on the sale, transportation or delivery of Product and borne by TEAMM (to the extent not refundable in accordance with applicable law)

(e)	charge backs and rebates granted to managed care health organizations, federal and state government agencies, and/or other purchasers, including, for example, group purchasing organization administrative fees; and

Product will be considered sold when the shipment is shipped and invoiced to third party customers. The distribution of reasonable quantities of free promotional samples of Product shall not be considered a sale of Product for royalty purposes.

1.16	“Net, Net Sales” of the Product shall mean Net Sales in a given period of time less the Purchase Price of Product sold in that same period of time as defined in Section 7.3. An example of the calculation of Net, Net Sales is attached as Exhibit E and is for illustrative purposes only.

1.17	“Phase IV Growth Study” means the mandatory clinical study required by the FDA post-approval of the Product that is required to be done under all FDA guidelines, guidance and regulations.

1.18	“Product” means Collegium’s AllerNase AQ ([ * ]) that is the subject to the NDA, sNDA and Development Plan described in this Agreement and any intellectual property that is required for TEAMM to perform its obligations under this Agreement, as described in Exhibit B, attached hereto and incorporated herein by reference.

1.19	“Product Availability Date” means the date upon which Collegium notifies TEAMM that the product is deemed ready for commercial sale by

Collegium and has been produced under cGMP and all other applicable regulatory guidelines.

1.20	“Proprietary Information” means all financial information, marketing information, sales information, customer information, raw materials, know-how, drawings, compositions, manufacturing and other specifications, analytical procedures, flow sheets, reports, market studies, preclinical and clinical test results, FDA and other regulatory submissions, software and other medical, research, technical, and marketing information disclosed, directly or indirectly, by either party to the other party designated “Confidential”, “Proprietary” or the like, or which by its nature is information normally intended to be held in confidence, unless the receiving party demonstrates that such information: (a) is or becomes public knowledge through no fault of the receiving party; (b) is legally in the possession of the receiving party prior to receipt from the disclosing party, as shown by receiving party’s written records; or (c) is subsequently and lawfully received without obligation of confidentiality from a third party under no nondisclosure obligation with respect to such information.

1.21	“Purchase Price” means the final invoice price to be paid by TEAMM to the Contract Manufacturer for the Product or samples of the Product per the Supply Agreement.

1.22	“Supply Agreement” means the mutually agreed upon agreement that is to be entered in between the Contract Manufacturer, TEAMM and Collegium regarding the commercial manufacturing of the Product.

1.23	“Territory” means the United States of America.

2.	Development Approval. Collegium shall use commercially reasonable efforts to develop and fully fund the development of the final form of the Product and obtain any required regulatory approval from FDA for the sale of the Product in the Territory as described in the Development Plan in Exhibit A. Collegium shall own all rights to all filings with and approvals received from the FDA.

3.	Distribution of Product.

3.1

License Grant. Subject to the limitations contained in this Agreement, effective as of the Effective Date, Collegium hereby grants to TEAMM the exclusive license to sell, market, promote, distribute, and otherwise transfer, dispose, provide and place (“sell”) the Product in the Territory in all fields. The license includes any and all patents, patent applications, continuations in part, know-how, trade secrets, manufacturing processes, formulations, trade marks, clinical information, regulatory documents and filings, and other technology associated with or relating to the Product in development by Collegium solely as they relate to the Product. For clarification purposes, the license is limited to any Proprietary Information required by TEAMM to operate under this Agreement.

3.2	Right of First Refusal. Collegium shall grant TEAMM the First Right of Refusal to expand the Territory to those territories that are available upon the Effective Date provided that for any expansion of the Territory, TEAMM must either: (i) be actively marketing a minimum of one other product in the additional territory at the time of exercise of the First Right of Refusal or (ii) reasonably demonstrate to Collegium’s satisfaction TEAMM’s ability to market and distribute the products in the expanded Territory. Collegium will provide notice to TEAMM of its intent to pursue a licensing agreement with a third party in a country or countries outside the Territory. TEAMM will then have thirty (30) days to notify Collegium of its intent to pursue such license. Collegium and the TEAMM will have thirty (30) days from the time of notification by TEAMM of its intent to pursue the expanded territory to engage in good-faith negotiations in order to mutually agree upon terms. Should no agreement be reached during such time despite such good-faith negotiations, Collegium will be free to pursue licensing agreements in such country or countries at its sole discretion.

3.3	Co-Promotion Option. Both Collegium and TEAMM reserve the right throughout the Term to co-promote the Product under mutually agreed upon terms and conditions. Both parties agree that they will negotiate in good faith should either party desire this option.

3.4	Exclusivity. During the Term of this Agreement and one (1) year post-termination of the Agreement for any reason, TEAMM or its affiliates will not develop, produce, market or caused to be developed, produced or marketed any “Competitive Product”. During the term of the Agreement, Collegium or its affiliates will not develop or sell any competitive nasal spray product containing the same active ingredients as the Product for the same indications except as described in Section 3.3.

3.5

Supply Requirements. TEAMM will be obligated to comply with the terms of the manufacturing agreement between Collegium and Collegium’s present contract manufacturer. Collegium and TEAMM shall cooperate with regard to any agreement with the Contract Manufacturer that is in existence at the time of this Agreement. TEAMM shall be a party to any agreement with manufacturers that is entered into after the Effective Date. In the event that the terms of any manufacturing agreement to which both Collegium and TEAMM are parties shall be in conflict with any term(s) of this Agreement, Collegium and TEAMM agree to negotiate in good faith to adjust the terms hereof to make this Agreement consistent with the manufacturing agreement. TEAMM acknowledges that all of TEAMM’s supply requirements of Product for marketing, sample, and resale purposes within the Territory will be purchased by TEAMM from the Contract Manufacturer. During the term of this Agreement, so long as the Contract Manufacturer is not in material uncured breach of the Supply Agreement TEAMM shall not (i) manufacture or cause to manufacture any such Product or (ii) purchase any such Product from a supplier other than the Contract Manufacturer without the written approval of Collegium.

3.6	Performance Requirements.

(a)	TEAMM shall use commercially reasonable best efforts to promote the sale of the Product. TEAMM’s promotional efforts may include, but not be limited to, developing the marketing and sales strategy, preparing and distributing promotional materials to be used in the Territory by TEAMM, actively and regularly participating in and/or sponsoring appropriate trade shows and conferences, advertising in trade or consumer publications applicable to the Territory, and directly soliciting healthcare providers, distributors, payors, and customers within the Territory by the TEAMM sales force.

(b)	TEAMM shall commit to launching the Product with its sales force no later than [ * ] ([ * ]) days from the Product Availability Date.

(c)	TEAMM shall dedicate a commercially reasonable portion of its sales force’s efforts to the promotion and sale of Product upon launch of the Product. On the Product Availability Date, the number of its trained sales representatives so dedicated shall equal or exceed the minimum of two hundred (200) sales reps calling on high prescribing target physicians (PCP, ENT, Allergists), increasing to two hundred fifty (250) within twenty-four (24) months after launch and three hundred (300) within thirty-six (36) months after launch. Twenty-five (25) percent of TEAMM’s sales representatives may be outsourced, provided that these minimums are met and further provided that such out-sourced sales reps are of similar quality and background as TEAMM’s internal sales representatives, and are trained to represent the Product and are subject to all provisions of the Licensing Agreement.

TEAMM will commit to putting the Product in the first detail position for a minimum of first [  *  ] ([  *  ]) consecutive months from launch unless TEAMM’s “Amphotericin Product” is not launched at which time the Product will remain in first detail position for the earlier of [  *  ] ([  *  ]) months or until the Amphotericin Product is launched. In addition, the Product will remain in no less than the second detail position for an additional period of the [  *  ] ([  *  ]) consecutive months immediately following the period in which it is in the first position.

Should Product approval occur after July 1, 2006, the length of time of the approval delay after July 1, 2006, shall be rounded to the closest full month and subtracted from the [  *  ] ([  *  ]) month period for first detail position subject to the provision above regarding the launch of the Amphotericin Product. Although in no case will the Product be in the first detail position for less than the first [  *  ] ([  *  ]) consecutive months from launch. For example, if the Product is approved on August 17th, 2006, [  *  ] ([  *  ]) months will be subtracted from the time allocated to the first detail position and the Buyer will commit [  *  ] ([  *  ]) consecutive months in the first detail position and the next [  *  ] ([  *  ]) consecutive months in the second detail position.

(d)	TEAMM shall commit to achieving the Minimum Annual Royalty Payment for the Product as defined in Exhibit C. If TEAMM does not achieve the Minimum Annual Royalty Payment for the Product for the Launch Year or any Calendar Year as defined in Exhibit C, TEAMM may do one of the following within thirty (30) days of the end of such Launch Year or Calendar Year:

(i)	Subject to the payment terms described in Section 7.6, TEAMM will pay Collegium the Minimum Royalty Reconciliation Payment for such Launch Year or Calendar Year; or

(ii)	Elect not to pay Collegium the Minimum Royalty Reconciliation Payment for such Launch Year or Calendar Year, in which case TEAMM shall be in breach of this Section 3.6(d) except as described in Section 3.6(e), and in addition to and without limiting any legal remedies Collegium may have for such breach, Collegium shall, by written notice to TEAMM within sixty (60) days (the date of any such notice, the “Termination Date”), be entitled to immediately terminate this Agreement in accordance with Section 12 or convert the grant of rights under Section 3 to non-exclusive, and enter into alternative distribution agreements in the Territory.

(e)

In the event that a significant change in market conditions occurs specific to the Product that is beyond TEAMM’s commercially reasonable control and causes TEAMM to be unable to meet the Minimum Annual Royalty Payment set forth in Section 3.6(d), TEAMM and Collegium agree that the Steering Committee will meet to review and make mutually agreed upon adjustments to Section 3.6(c) and 3.6(d). For the purposes of this Section (e), a significant change in the market is defined as a greater than thirty-three percent (33%) decline in total market dollars of Nasal Inhaled Steroids (“NIS”) as defined by IMS Health from the base Calendar Year of 2006 and/or a thirty-three percent (33%) decline in the market dollars of NIS as defined above available to the specific products making up the NIS market in base Calendar Year 2006, after the entry of one or more competitive products. As soon as reasonably possible in Calendar Year 2007, Collegium and TEAMM will mutually agree on the NIS products and sales for Calendar Year 2006 as defined above and add such list of NIS products and sales for Calendar Year 2006 as Exhibit F.

(f)	TEAMM shall provide Collegium with a reasonably detailed report of its activities pursuant to this Section 3.6 (c) during the preceding calendar quarter not later than 20 days after the end of each such calendar quarter.

(g)	TEAMM will commit the resources required to provide commercially reasonable and industry standard trade and payor relations, distribution, and contracting with customers including but not limited to Wholesalers, Chains, Managed Care, GPO’s, Government, etc.

(h)	TEAMM shall comply with the Act and all other applicable, legal, health and safety requirements, laws and regulations in all marketing and sales activities. TEAMM shall not promote the Product for any uses not approved for the Product by applicable regulatory agencies or the Product labeling.

(i)	TEAMM’s failure to meet any of its obligations under this Section 3.6 shall be deemed a material breach of the Agreement hereunder and be grounds for termination under Section 12.2.

4.	Marketing and Support Activities.

4.1	Marketing Meetings: Reports. The Joint Steering Committee as described in Section 8 shall meet at least quarterly to discuss TEAMM’s marketing plans, product improvement suggestions, status of the Phase IV Growth Study, and any other information concerning the marketing and development of the Product. TEAMM shall provide information available to it about the Product and its ability to compete with other products for related uses and to meet customer needs. TEAMM shall provide Collegium information regarding sales of the Product and any market trends affecting the sale of the product.

4.2

Promotional Material. TEAMM shall prepare promotional literature and advertisements for the product, copies of which shall be provided to Collegium at Collegium’s request, and TEAMM shall utilize such materials in its marketing efforts. TEAMM shall comply with all requirements of the Act and applicable federal, state, and local laws rules, and regulations in their advertising and other promotional activities. TEAMM shall cease and desist using any such materials to the extent Collegium notifies TEAMM of its good faith belief that any such materials violate any such laws, rules, or regulations.

4.3	Packaging, Labeling. Collegium shall cause the Contract Manufacturer(s) to manufacture, label, and package, the Product in final form for initial Product distribution by TEAMM at launch. In addition to all applicable legal requirements, the labels shall (i) comply with the requirements set forth in Section 4.4 below, (ii) prominently and clearly display the Trademarks, as defined below and (iii) prominently and clearly display the distributor of the Product. TEAMM shall not repackage or label any Product and shall not alter any Product or any package or label used in connection with any Product except as specifically requested and authorized in writing by Collegium. TEAMM shall not use Collegium’s name on any package or label for the Product without Collegium’s prior written approval, which may be withheld in Collegium’s sole discretion.

4.4	Trademarks and Trade Names. Effective upon the Effective Date, Collegium hereby grants TEAMM the nontransferable, nonexclusive right to use in the Territory the trademarks and trade names listed on Exhibit D, attached hereto and incorporated herein by reference, and any other trademarks owned by Collegium which it may designate in writing for use by TEAMM (collectively, the “Trademarks”) in connection with the marketing and sale of the Product for the term of this Agreement. Collegium shall be responsible for the filing and maintenance of Trademarks for the Product. The Product shall be marketed and sold only under the Trademarks as required under Section 4.3. TEAMM acknowledges that it has and will obtain no proprietary interest in the Trademarks and agrees not to use the same as part of its corporate or business name. TEAMM further agrees that all goodwill arising from TEAMM’s use of the Trademarks will inure to the benefit of Collegium who will be the sole and exclusive owner of such goodwill. TEAMM agrees not to contest or attack Collegium’s exclusive rights in the Trademarks. TEAMM’s right to the use of any Trademark or other property of Collegium shall terminate immediately upon termination of this Agreement. TEAMM shall use the Trademarks only in the manner prescribed by Collegium. The Product is offered for sale and sold subject in every case to the condition that such sale does not convey any licenses, express or implied, to manufacture, duplicate or otherwise copy or reproduce any Product. In the event of termination of this Agreement, TEAMM shall not manufacture or have manufactured any products utilizing any information belonging to Collegium.

4.5	Marketing Assistance/Training. Collegium agrees to provide technical training and technical assistance to TEAMM personnel at periodic intervals, with the frequency, content and reimbursement to be determined by mutual agreement.

4.6	Support. Collegium will use reasonable efforts to support the sale of Products by TEAMM where requested by TEAMM through its input at meetings of the Joint Steering Committee. Such support shall be provided in the sole discretion of Collegium.

5.	Compliance and Manufacturing.

5.1	Registrations.

(a)	Collegium shall use commercially reasonable efforts to maintain necessary regulatory approvals and requirements for it to sell the Product in the Territory. Collegium shall have sole discretion as to the commercial reasonableness of any acts required on its part to maintain any regulatory approval or requirement.

(b)	Collegium shall promptly provide to TEAMM copies of all required Product notifications and registrations to regulatory agencies including copies of all communications received from the FDA regarding the Product.

(c)	During the term of the Agreement, TEAMM shall have the right to review any regulatory documents and communications regarding the Product.

5.2	Reporting Obligations. TEAMM shall maintain, or cause to be maintained, all complaint files and other records required to be maintained by the FDA and other regulatory agencies with respect to Product. Collegium shall promptly provide to TEAMM copies of all complaints received with respect to the Product that it may receive, if any. TEAMM shall promptly provide Collegium with copies of any complaints relating to the Product received by TEAMM as well as responses sent, if any. TEAMM, expect where its required by law to submit directly to the FDA, shall submit to Collegium for submission to the FDA reports of complaints, malfunctions, failures or deterioration in the characteristics or performance or instructions for use or inadequacy in labeling which may have led or lead to death or serious injury and all other information about the Product required to be submitted to the FDA.

5.3	Manufacturing. After such time as the initial launch quantities of the Product are manufactured, TEAMM is responsible for commercial manufacturing. TEAMM shall use commercially reasonable efforts to cause the Contract Manufacturer to comply with all GMP requirements. TEAMM and the Contract Manufacturer shall have sole discretion as to the commercial reasonableness of any acts required on their part with respect to GMP compliance, provided, however, TEAMM shall notify Collegium of any citations from discussions with a regulatory body where such discussions and citations relate to a material aspect of GMP compliance. TEAMM shall use commercially reasonable efforts to cause the Contract Manufacturer to timely order all necessary ingredients, components, etc to insure adequate commercial supply of the Product.

5.4	Samples. TEAMM shall cause the Contract Manufacturer to retain samples of each lot of the Product for time periods which are in accordance with GMP.

5.5	Product Recalls and Field Corrective Actions. In the event (i) any government authority issues a directive or order that a Product be recalled, (ii) a court of competent jurisdiction orders such a recall, or (iii) TEAMM or Collegium determines that a Product should be recalled or that a field corrective action should occur, the parties shall take all appropriate corrective actions. TEAMM will, upon mutual agreement with Collegium, provide notice to customers of the recall of the Product and Collegium and TEAMM shall consult to determine the corrective actions to be taken. TEAMM will make every effort possible to cause the Contract Manufacturer to replace recalled Product in order to prevent a back order situation. The party who was responsible for causing the recall shall be responsible for the cost of notifying end users and for the reasonable costs associated with such actions. In the event that TEAMM and Collegium conclude that Contract Manufacturer is responsible for the recall, and after commercially reasonable efforts to hold the Contract Manufacturer accountable under the Supply Agreement, the Contract Manufacturer fails and refuses to accept responsibility for such recall costs, TEAMM and Collegium shall share the cost as a deduction from Net Sales and the deduction will occur in the immediate next calendar quarter. TEAMM and Collegium shall fully cooperate with one another and provide all reasonable assistance in conducting any recall or field corrective action under this Section 5.5 and where applicable hold the Contract Manufacturer responsible for any costs associated with a recall. TEAMM shall maintain complete records of all distribution and sales of the Product sufficient to carry out a recall with respect to Product.

5.6	General Obligations of Collegium and TEAMM.

(a)

Collegium shall use commercially reasonable efforts to carry out, complete and fund all required pre-approval development work including filing the supplement to the NDA consistent with the Development Plan. Collegium will be responsible for preparing the

Product for the commercial launch in the United States, including the following activities up to commercial launch: formulation development, stability, pre-approval regulatory filings, production of the validation lots and coordination of the manufacturing of the Product at a Contract Manufacturer to cGMP specifications. Collegium will also transfer the coordination of commercial manufacturing to TEAMM in an efficient manner post launch of the Product. Collegium will hold and maintain the NDA and the sNDA throughout the term of the Agreement and be responsible for filing the Annual Reports.

(b)	Collegium’s responsibilities shall also include, to the extent required, completion at Collegium’s expense of any additional post approval genotoxicity and extractables testing that may be required by the FDA, as described in the FDA letter dated July 15, 2004 (i.e. Phase IV Muro commitments)

(c)	TEAMM shall price, invoice and have shipped the Product in the Territory. TEAMM shall maintain, store and ship the Product in accordance with all applicable GMP requirements.

(d)	TEAMM will, at TEAMM’s expense, be responsible for and fully fund all post-approval regulatory and registration requirements of the mandatory “Phase IV Growth Study” as well as any regulatory activities/filings required for advertising and marketing the Product in the Territory including but not limited to Safety Surveillance, Adverse Event reporting and all DDMAC requirements. TEAMM will comply with all reasonable requests by Collegium, as necessary, to support the maintenance of the NDA, sNDA and related regulatory filings and provide any requested information required for use in regulatory filings within five (5) business days of any request by Collegium.

If TEAMM’s direct out-of pocket cost associated with the Phase IV Growth Study exceeds two million dollars ($2,000,000), Collegium will agree to fund up to 50% of those additional direct out-of-pocket costs, above two million dollars ($2,000,000) up to a maximum expenditure for Phase IV expenses by Collegium of one million dollars ($1,000,000) (“Phase IV Funding by Collegium”). Any Phase IV Funding by Collegium will be deducted from future royalties due to Collegium under this Agreement and will be deducted no earlier than the quarter following the quarter the expense is actually incurred by TEAMM. In no case shall Collegium’s funding of the Phase IV Growth Study be greater than 20% of the any given quarterly royalty payment and in no case shall Phase IV Funding by Collegium be used for anything other than the mandatory Phase IV Growth Study requirements of the FDA.

(e)	Each party shall promptly notify the other party of, and shall provide the other party with copies of, any correspondence and other documentation received or prepared in connection with any of the following events: (1) receipt of any material correspondence from the FDA in connection with the development, manufacture, sale or use of the Product; (2) any recall of the Product; (3) the withdrawal of the Product from the market; (4) any regulatory comments relating to the manufacture of the Product requiring a response or action by either party (5) any customer complaints.

(f)	TEAMM, Collegium, and the Contract Manufacturer shall maintain all manufacturing and analytical records, all records of shipments of the Products from the Manufacturer, and all validation data relating to the Products for the time periods required by applicable laws and regulations, or provide for the same in the Supply Agreement for the Product with the Contract Manufacturer. TEAMM shall make such data available to the FDA upon request of the FDA, such request being made either directly to TEAMM or to Collegium, or otherwise as required by applicable law.

5.7	Orders.

(a)	Terms and Conditions. All orders for Product shall be initiated by written purchase orders by TEAMM directly to the Contract Manufacturer with a copy to Collegium. No order shall be binding unless consistent with this Agreement and the Supply Agreement. TEAMM’s purchase orders submitted to the Contract Manufacturer shall be governed by the terms of this Agreement and the Supply Agreement.

(b)

Rejection. TEAMM shall notify the Contract Manufacturer with a copy to Collegium of any and all damaged or nonconforming Product reasonably ascertainable as damaged or nonconforming by TEAMM or its designated inventory, warehousing, and/or supply chain management contractor, pursuant to the inspection criteria and processes attached hereto as Exhibit E and consistent with the Supply Agreement, within ten (10) days of its receipt of the Product, with such notice stating with particularity the reason for such rejection. Any such Product not rejected for obvious damage or nonconformity within ten (10) days after receipt by TEAMM or its designated inventory, warehousing, and/or supply chain management contractor (the “Rejection Period”) shall be deemed accepted. Pursuant to the terms of the Supply Agreement, Manufacturer shall promptly replace any rejected Product. After the

Rejection Period, TEAMM may not return any such obviously damaged Product for any reason, and neither Collegium nor the Contract Manufacturer shall have any liability with respect to such damaged Product. Collegium and TEAMM shall cooperate to ensure that the Supply Agreement with the Contract Manufacturer shall contain commercially reasonable and customary provisions for return and replacement (at Contract Manufacturer’s cost) of defective or nonconforming Product with “latent” defects not apparent or reasonably discoverable in the initial Rejection Period.

(c)	Validation Batches. TEAMM shall purchase salable initial validation batches (three (3) lots of commercial scale batches) as its initial Product purchase. These batches will be invoiced to TEAMM by Collegium or the Contract Manufacturer and paid for by TEAMM directly to the issuer of the Invoice consistent with the terms of the Supply Agreement and this Agreement, provided that the Product in these batches is in all respects suitable for commercial distribution.

(d)	Commercial Batches. TEAMM will also be responsible for fully funding and purchasing the production batches for commercial use and supply of Product including any product samples consistent with the Supply Agreement.

(e)	Forecasts. Beginning ninety (90) days prior to the estimated Product Availability Date (as estimated in good faith by Collegium), TEAMM shall provide to the Contract Manufacturer and Collegium quarterly, by the tenth (10th) day of each month of each quarter thereafter, its estimated forecast of Product purchases (including those intended for use as samples and those to be sold) for each of the six (6) months following the end of the month in which such forecast is submitted (each a “Forecast”). All Forecasts under this Agreement and updates thereof for any period will constitute a firm obligation of TEAMM to purchase the quantities of Product indicated only for the first three months of such Forecast. The amount of Product purchased must be in full lot quantities consistent with the Supply Agreement.

(f)	Written Orders. TEAMM shall initiate orders for the Product, including those for sale and for use as marketing samples, by written purchase orders, which may be submitted to the Contract Manufacturer with a copy to Collegium. Orders are subject to acceptance by the Contract Manufacturer.

(g)	Delivery. TEAMM shall use commercially reasonable efforts to cause the Contract Manufacturer to supply the Products ordered by TEAMM consistent with the Supply Agreement. Shipments of

Product shall be delivered freight collect to TEAMM’s carrier at which time title, ownership and risk of loss and damage shall pass to TEAMM. TEAMM shall cause the Contract Manufacturer to deliver Product, properly packed for distribution, to the carrier selected by TEAMM at the Contract Manufacturers’ distribution site. All freight and insurance expenses, as well as any special handling or special packing expenses requested by TEAMM, shall be paid by TEAMM. TEAMM shall bear any and all applicable taxes, duties and similar charges that may be assessed against the Products after delivery to the carrier at the Contract Manufacturers’ distribution site(s). TEAMM shall cause the Contract Manufacturer(s) to include shipping documents with Product in accordance with TEAMM’s reasonable requests.

5.8	Packaging. TEAMM shall cause the Contract Manufacturer(s) to provide, all necessary labels and package inserts for all Product as well as for the shipping container, which labels and package inserts shall comply with applicable FDA requirements. TEAMM shall not use any other labels or package inserts for any Products.

5.9	Taxes; Duties. The actual amount of sales, use, excise, value-added and similar taxes levied upon or applicable to the transfer of Product to TEAMM are payable by TEAMM. TEAMM shall pay all duties, tariffs, surcharges and other customs and other governmental fees levied in connection with the shipment of the Product.

6.	Representations and Warranties by Both Parties. Each Party represents and warrants to the other that:

6.1	Such Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has full corporate power and authority to enter into this Agreement and to carry out the provisions hereof.

6.2	Such Party has taken all corporate action necessary to authorize the execution and delivery of this Agreement and the performance of its obligations under this Agreement and has full power and authority to enter into this Agreement and perform its obligations under this Agreement.

6.3	This Agreement has been duly executed by such Party and constitutes a valid and legally binding obligation of such Party, enforceable in accordance with its terms, subject to and limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium, and other laws generally applicable to creditors’ rights; and (ii) judicial discretion in the availability of equitable relief.

6.4	Such Party has obtained, or is not required to obtain, the consent, approval, order, or authorization of any Third Party, or has completed, or is not required to complete, any registration, qualification, designation, declaration or filing with, any Regulatory Authority, in connection with the execution and delivery of this Agreement and the performance by such Party of its obligations under this Agreement, including any grant of rights to the other Party pursuant to this Agreement.

6.5	The execution and delivery of this Agreement, and the performance by such Party of its obligations under this Agreement, including the grant of rights to the other Party pursuant to this Agreement, does not and will not: (i) conflict with, nor result in any violation of or default under any provision of the charter documents or by-laws of such Party or any instrument, judgment, order, writ, decree, contract or provision to which such Party is otherwise bound; (ii) give rise to any lien, charge or encumbrance upon any assets of such Party or the suspension, revocation, impairment, forfeiture or non-renewal of any material permit, license, authorization or approval that applies to such Party, its business or operations or any of its assets or properties; or (iii) conflict with any rights granted by such Party to any Third Party or breach any obligation that such Party has to any Third Party.

6.6	Such Party has not entered, and does not, as of the Effective Date, expect to enter, into any agreement, made any commitment, taken any action or failed to take any action that would contravene any provision of this Agreement.

6.7	Standard Limited Product Warranty. TEAMM shall take all commercially reasonable actions, including without limitation contracting to obtain appropriate warranties from the Contract Manufacturer, and any other applicable third parties, to receive assurances that the Product shall at the time of shipment from the Contract Manufacturer, after reasonable commercial investigation (customary audits and on site inspections) (a) comply with the requirements of the Act, and shall until their expiration date conform to the labeling and package inserts; (b) will not be products that are adulterated or misbranded within the meaning of the Act; (c) shall have been manufactured, packaged, stored at the Contract Manufacturer and shipped in conformity with GMP (d) will not be products that may not be introduced into interstate commerce pursuant to applicable federal or state law.

This limited warranty is contingent upon proper use of a Product in the application for which such Product was intended and does not cover Products that were modified without TEAMM’s written approval, that have expired, or that were improperly stored or handled.

6.8	No Other Warranty. EXCEPT FOR THE EXPRESS LIMITED WARRANTIES SET FORTH IN SECTION 6.7 ABOVE, TEAMM GRANTS NO WARRANTIES FOR THE PRODUCTS, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, AND TEAMM SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTY OF QUALITY, WARRANTY OF MERCHANTABILITY, WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE OR WARRANTY OF NON-INFRINGEMENT.

7.	Payments for Product.

7.1	License Payment Due. TEAMM will make the following non-refundable payments by certified check or wire transfer in US Dollars to Collegium within fifteen (15) days of notification by Collegium to TEAMM that it has achieved the following milestone:

(a)	[ * ] dollars ($[ * ]) upon the Effective Date of the Agreement as reimbursement for work completed to date on the development of the Product. Collegium will supply TEAMM with a written status report of development work completed to date within fifteen (15) days from receipt of such milestone payment. TEAMM will be credited for any amounts that have been paid during the Exclusivity Period of the Term Sheet.

(b)	[ * ] dollars ($[ * ]) upon successful completion as defined by the Development Plan of three (3) months of Product stability testing of the submission batches as reimbursement for the work completed to date.

(c)	[ * ] dollars ($[ * ]) upon the Filing of the sNDA with the FDA by Collegium as reimbursement for the work completed to date.

(d)	[ * ] dollars ($[ * ]) on the FDA Approval Date as reimbursement for all work completed to date.

(e)	[ * ] dollars ($[ * ]) ninety (90) days after the first commercial sale of the Product. Should TEAMM not execute this Agreement prior to Collegium achieving this milestone described in (b) above, the milestone described in this Section 7.1 (e) will increase to [ * ] dollars ($[ * ]).

7.2	Royalty Payments. During the Term, TEAMM will pay Collegium royalties of [ * ] percent ([ * ]%) of Net Net Sales of the Product on a quarterly basis within thirty (30) days of the end of the applicable quarter as described in Section 7.7. Royalty payments shall be subject to any deductions as described in Section 5.6 (c).

7.3	Purchase Price. TEAMM shall directly pay the Contract Manufacturer a Purchase Price equal to the Cost of Goods Sold per single unit of Product in an amount set by the Contract Manufacturer in the Supply Agreement, based on and equal to its costs and expenses related to the manufacturing of the Product and consistent with the Supply Agreement. Such price may vary from time to time as such costs and expenses vary. TEAMM will provide Collegium with written notice of any price change. Collegium’s current estimate of the Purchase Price is described on Exhibit E. TEAMM’s cost of samples of the Products will not be included in the Net Sales or Purchase Price.

7.4	Resale Prices. TEAMM may offer the Product to its customers at such prices as it, in its sole discretion, may determine, provided that TEAMM shall price the Product for sale in accordance with its pricing model for all of its other products and shall not unduly burden the Product with disproportionate rebates or discounts. TEAMM’s current estimates of the retail price are described on Exhibit E.

7.5	Samples. Beginning on the Product Availability Date and for the remaining term of this Agreement, TEAMM shall cause the Contract Manufacturer to supply Product for use as marketing samples for distribution to healthcare providers in accordance with Section 5.7. The price for such Product is estimated as that set in Exhibit E above, and shall be paid by TEAMM to the Contract Manufacturer as part of its payment for all Product ordered from the Contract Manufacturer under this Agreement.

7.6	Invoice Payment Date. All Contract Manufacturer invoices for amounts due as a result of TEAMM’s purchase of the Product per Section 7.3 shall be sent simultaneously with or promptly following the shipment of such Product consistent with the terms of the Supply Agreement and be paid by TEAMM in US Dollars.

(a)	Any Purchase Price not paid by TEAMM when due under the terms of the Supply Agreement with the Contract Manufacturer, after notification by Collegium may be paid by Collegium directly to the Contract Manufacturer at Collegium’s sole discretion at which point TEAMM shall immediately owe the amount paid on its behalf plus any interest to Collegium which shall be due and payable.

(b)	Any amounts paid pursuant to the foregoing or any other amounts not paid when due per this Agreement shall be subject to a

interest charge payable to Collegium at the lower of the rate of one and one-half (1.5%) percent per month or the maximum              rate permitted by law in addition to any penalties that may be charged by the Contract Manufacturer as described in the Supply Agreement.

(c)	If TEAMM fails to make any payment to Collegium when due, Collegium may, upon thirty (30) days written notice to TEAMM and without affecting any other rights under this Agreement, (i) terminate this Agreement or (ii) convert the grant of rights under Section 3 to non-exclusive if TEAMM fails to cure such failure to pay within such thirty (30) day period. The running of said thirty (30) day period shall be tolled in the event that there is a good-faith dispute as to the amounts due pursuant to any invoice or with regard to any payments allegedly due hereunder, while the parties (and/or the Steering Committee) engage in discussions to resolve the outstanding dispute. In no case will any undisputed payments or portions of payments be withheld while resolution of the disputed payments remains unresolved.

7.7	Sales Reporting and Payment Dates. After the first sale of a Product by TEAMM, TEAMM shall deliver quarterly written reports to Collegium within thirty (30) days after the first day of each January, April, July, and October during the term of this Agreement and as of such dates, stating in each such report the number, description, Net Sales, average Net Sales per unit, Purchase Price, and average Purchase Price per unit of Product including a description of all discounts and expenses charged against Gross sales in commercially reasonable detail, sold during the preceding three calendar months and upon which amounts are payable as provided in Section 7.2 hereof. The first such report shall include all such Product so sold prior to the date of such report. Concurrently with the making of each such report, TEAMM shall pay Collegium at the rate specified in Section 7.2 of this Agreement on the Products included therein.

7.8	Phase IV Growth Study Reporting. The first quarter following the FDA Approval of the Product, TEAMM shall deliver quarterly written reports to Collegium within 30 days after the first day of each January, April, July, and October during the term of this Agreement that defines in reasonable detail the progress on the Phase IV Growth Study. This report shall include a summary of the study status, monthly study budget, actual monthly costs to date, projected costs for the next quarter, and an update of the study progress including enrollment of subjects. TEAMM shall also make available to Collegium any reports, records or communications that are reasonably requested by Collegium that are provided from TEAMM’s contract research organization that is managing the Study.

7.9	Accounting and Records. TEAMM will keep complete, true and accurate books of account and records for the purpose of showing the derivation of all amounts payable to Collegium under this Agreement. Such books and records will be kept at TEAMM’s principal place of business for at least three (3) years following the end of the calendar quarter to which they pertain, and will be open at all reasonable times and upon reasonable advance notice for inspection by a representative of Collegium for the purpose of verifying TEAMM’s royalty statements, or TEAMM’s compliance in other respects with this Agreement. The representative and Collegium will be obligated to treat as confidential all information reviewed except information relating to the accuracy of such reports and payments, which may be disseminated only to Collegium, or except as required by law. Such inspections shall be at the expense of Collegium, unless a variation or error in the royalty to be paid to Collegium in excess of five percent (5%) is discovered in the course of any such inspection, whereupon all costs relating thereto shall be paid by TEAMM. TEAMM will pay to Collegium within thirty (30) days of receiving notice and documentation containing commercially reasonable detail supporting such notice from Collegium the full amount of any underpayment, together with interest for the period the amount was outstanding at a rate as described in Section 7.6 (b) above.

8.	Joint Steering Committee.

8.1	Members. The parties shall establish a Joint Steering Committee (the “Joint Steering Committee”), which shall comprise two (2) representatives designated by each party (or such other number as the parties may agree in writing). The initial members of the Joint Steering Committee shall be Michael Heffernan and Jim Schoener for Collegium and Gary Cantrell and Jarrett Disbrow for TEAMM. Any member of the Joint Steering Committee may be represented at any meeting by a designee who is appointed by such member for such meeting and who has authority to act on behalf of such member, as evidenced by written notice from such member to the chairperson of the Joint Steering Committee. The chairperson of the Joint Steering Committee shall be one of the representatives designated by Collegium. The initial chairperson shall be Michael Heffernan. Each party shall be free to replace its representative members with new appointees who have authority to act on behalf of such party on the Joint Steering Committee, on written notice to the other party.

8.2	Responsibilities. The Joint Steering Committee shall be responsible for the overall coordination and monitoring of the Agreement including but not limited to the following:

(a)

Review of Product forecasts, inventory levels and product related financials as well as the Performance Requirements described in Section 3.6. The Minimum Annual Royalty Payment for the Launch Year and the first five Calendar Years is defined in Exhibit C. Ninety days prior to the beginning of the fourth Calendar Year following FDA Approval of the Product, and every five (5) year anniversary thereafter, the Joint Steering Committee will meet to review and approve the forecast as well as the Minimum Annual Royalty Payment requirements for the next five Calendar Year period (e.g. years 6 through 10). The Parties agree to use commercially reasonable efforts to agree to such Product forecast and Minimum Annual Royalty Payment requirements, and to consider factors such as past Product sales and the sales of other similar products in the class in determining the forecast and Minimum Annual Royalty Payment requirements.

(b)	Review, provide input and approval of the marketing and sales plans for the products.

(c)	Review and approval of the cost of goods, product pricing, and any changes contemplated.

(d)	Review the manufacturing and regulatory status of the Product including the progress in achieving any post-approval commitments including the Phase IV Growth Study.

(e)	Discussion and resolution of issues and disputes arising under this Agreement, including without limitation disputes as to invoices/amounts due pursuant hereto but specifically not including any contemplated changes to this Agreement that are not specifically in the jurisdiction of the Steering Committee as defined in the Agreement.

(f)	Any other applicable Product related topics.

8.3	Meetings. The Joint Steering Committee shall meet no less frequently than quarterly, on such dates and at such times as the parties shall agree, on ten (10) days’ written notice to the other party unless such notice is waived by the other party. The Joint Steering Committee may convene or be polled or consulted from time to time by means of telecommunications, video conferences or correspondence, as deemed necessary or appropriate by the parties. To the extent that meetings are held in person, they shall alternate between the offices of the parties unless the parties otherwise agree. The chairperson shall be responsible for sending notices of meetings to all members.

8.4

Decisions. A quorum for a meeting of the Joint Steering Committee shall require the presence of at least one TEAMM member (or designee) and at least one Collegium member (or designee) in person or by telephone. If a quorum exists at any meeting, such Committee may make decisions with respect to any subject matter that is subject to such Committee’s decision-making authority and functions. The Joint Steering Committee shall have no authority to waive or amend the provisions of this Agreement. All decisions made or actions taken by the Joint Steering Committee shall be made unanimously by its members, with the TEAMM members cumulatively having one vote and the Collegium members cumulatively having one vote.

In the event that unanimity cannot be reached by the Joint Steering Committee with respect to a matter that is a subject of its decision-making authority within thirty (30) days after the matter is first brought before the Joint Steering Committee, then the matter shall be submitted to arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association.

8.5	Minutes. Within fifteen (15) days after each Joint Steering Committee meeting, Collegium pre-launch of the Product, and TEAMM post-launch shall prepare and distribute minutes of the meeting, which shall provide a description in reasonable detail of the discussions had at the meeting and a list of any actions, decisions or determinations approved by the Joint Steering Committee at such meeting. The responsible party shall circulate all draft and final minutes. Draft minutes shall be circulated to all members of the Joint Steering Committee sufficiently in advance of the next meeting to allow review and comment prior to the meeting. Minutes shall be approved or disapproved, and revised as necessary, at the next meeting. Final minutes shall be distributed to the members of the Joint Steering Committee.

8.6	Term. The Joint Steering Committee shall exist for the Term of this Agreement.

8.7	Expenses. Each party shall be responsible for all travel and related costs for its representatives to attend meetings of, and otherwise participate on, the Joint Steering Committee.

9.	Confidentiality.

9.1	Non-Disclosure. During the duration of this Agreement and thereafter, neither party shall disclose to third parties, or use for its benefit, in whole or in part, any Proprietary Information received from other party, except to the extent required to perform its obligations under this Agreement or comply with the Act or other laws. Each party shall take all reasonable steps to minimize the risk of disclosure of Proprietary Information, including, without limitation:

(a)	ensuring that only its employees whose duties require them to possess such information have access thereto;

(b)	ensuring that such employees are contractually bound to maintain the confidentiality of such information on terms substantially similar to those of this Agreement; and

(c)	exercising at least the same degree of care that it uses for its own Proprietary Information, which degree of care shall be no less than reasonable.

9.2	Duties Upon Termination. Except as otherwise permitted under this Agreement, upon request by the disclosing party after expiration or termination of this Agreement, the other party shall either return all of such disclosing party’s Proprietary Information (including data, memoranda, drawings and other writings and tapes and all copies thereof) received or prepared by it or destroy the same, and, in any event, shall make no further use of such Proprietary Information provided, however, that counsel for the receiving party may keep one copy of the Proprietary Information for purposes of ascertaining the receiving party’s obligations pursuant to this Section 9.

9.3	Use of Proprietary Information. During the duration of this Agreement and thereafter, neither party shall use the other party’s Proprietary Information for any purposes, except to perform its obligations hereunder.

9.4	Injunctive Relief. Each party acknowledges that the other party would not have an adequate remedy at law for breach of any of the covenants contained in this Section 9 and hereby consents to the enforcement of same by the other party by means of temporary or permanent injunction issued by any court having jurisdiction thereof and further agrees that the other party shall be entitled to assert any claim it may have for damages resulting from the breach of such covenants in addition to seeking injunctive or other relief.

10.	Indemnification.

10.1

Indemnification by Collegium. Subject to TEAMM’s compliance with its obligations set forth in Section 10.3 below, Collegium shall indemnify, defend and hold TEAMM and its shareholders, directors, officers, employees and agents harmless from and against any and all losses, damages, liabilities, claims, demands, judgments, settlements, costs and expenses (including, without limitation, reasonable attorneys’ fees and other costs of defense) (collectively “Losses”) attributable to, or arising out of (i) the negligence or misconduct of Collegium, (ii) any third party claim arising from any breach by Collegium of any of Collegium’s warranties, representations, covenants or obligations hereunder or (iii) any claim, lawsuit or other action by a third party for, personal injury or property damage to the extent caused by a breach by Collegium of this Agreement.

10.2	Indemnification by TEAMM. Subject to Collegium’s compliance with its obligations set forth in Section 10.3 below, TEAMM shall indemnify, defend and hold Collegium, shareholders, directors, officers, employees and agents harmless from and against any and all Losses attributable to, or arising out of (i) the negligence or misconduct of TEAMM, (ii) any third party claim arising from any breach by TEAMM of any of TEAMM’s warranties, representations, covenants or obligations hereunder, or (iii) any claim, lawsuit or other action by a third party for personal injury or property damage to the extent caused by a breach by TEAMM of this Agreement, or out of or connected with the use or sale of the Product to the extent directly caused by TEAMM’s negligence, misconduct, or breach of any of its obligations hereunder concerning the use or sale of the Product, except to the extent that any such Loss or claim is the result of Collegium’s negligence, misconduct or breach of any provision of this Agreement.

10.3	Notice and Assistance. A party (the “indemnitee”) which intends to claim indemnification under this Section 10 shall promptly notify the other party (the “indemnitor”) in writing of any action, claim or other matter in respect of which the indemnitee or any of its employees or agents intend to claim such indemnification, and the indemnitor shall be relieved of its obligations under this Section 10 to the extent any delay in providing such notice adversely affects the indemnitor’s ability to defend any claim for which indemnification is sought. The indemnitee shall permit, and shall cause its employees and agents to permit, the indemnitor, at its discretion, to settle any such action, claim or other matter and agrees to the complete control of such defense or settlement by the indemnitor; provided, however, that such settlement does not adversely affect the indemnitee’s rights hereunder or impose any obligations on the indemnitee in addition to those set forth herein in order for it to exercise such rights. No such action, claim or other matter shall be settled without the prior written consent of the indemnitor and the indemnitor shall not be responsible for any legal fees or other costs incurred other than as provided herein. At the expense of the indemnitor, the indemnitee shall render the indemnitor all assistance reasonably necessary in defending against such claim, suit, or action. The indemnitee party shall have the right at its expense, to retain separate counsel to act in an advisory capacity in connection with any matter involving a claim for indemnity and the indemnitor will cooperate with such counsel.

11.	Patents.

11.1

Ownership. Except as provided herein with respect to trademarks, TEAMM acknowledges that it does not have, nor does it hereby acquire, any right, title and interest in and to any patents, patent applications, trademarks or other proprietary rights of Collegium or its licensors. All right, title, and interest to all inventions, discoveries, and improvements relating to the Product, including but not limited to those made by TEAMM, whether or not patentable (“Improvements”), and the intellectual property rights related thereto, shall be owned by Collegium. TEAMM agrees to (i) promptly disclose all Improvements to Collegium, (ii) assist Collegium, at Collegium’s reasonable and pre-approved expense, in every proper way to obtain and from time to time to enforce such its rights relating to Improvements, and (iii) execute and deliver to Collegium or its nominee upon request and at Collegium’s reasonable and pre-approved expense all such documents or undertake such actions as Collegium or its nominee may determine are necessary or appropriate to effect the foregoing, including assignments of inventions.

11.2	Patent Infringement.

(a)	Defense. TEAMM agrees that Collegium has the sole right, but not the obligation, to defend or at Collegium’s option to settle, and Collegium agrees at Collegium’s expense, to defend or at Collegium’s option to settle, each claim, suit or proceeding brought against TEAMM or TEAMM’s customers arising out of or related to an allegation of infringement of any United States patent, copyright, or trademark or misappropriation of trade secrets by the sale of Product sold hereunder or the use thereof, subject to the limitations hereinafter set forth. If Collegium elects to defend any such claim, suit or proceeding, Collegium shall have sole control of any such action or settlement negotiations, and Collegium agrees to pay, subject to the limitations hereinafter set forth, any final judgment (including all pre-judgment and post-judgment interest) entered against TEAMM or its customers on such issue in any such suit or proceeding defended by Collegium. TEAMM or TEAMM’s customers shall notify Collegium promptly in writing of any such claim, suit or proceeding and, if Collegium elects to defend or settle such claim, suit or proceeding, TEAMM shall give Collegium authority to proceed as contemplated herein, and at Collegium’s expense, cooperates with Collegium to settle and/or defend any such claim, suit or proceeding. Collegium shall not be liable for any costs or expenses incurred without Collegium’s written authorization. Collegium to the best of its knowledge represents and warrants to TEAMM that the Product and the Product names do not violate any trademark, trade name, patent, other intellectual or propriety right of any other entity or person.

(b)

Limitation. Notwithstanding the provisions of Section 11.2(a) above, Collegium assumes no liability for (i) infringements covering completed Product or any composition, assembly, combination method or process in which any of the Product may be used but not covering Product when used alone; provided, however, that such limitation shall not apply where the sale or use of the Product (whether or not in any composition, assembly, combination, method or process) is a sale for a use or a use intended or approved by Collegium; (ii) infringements involving any marking or branding not applied by Collegium or applied at the request of TEAMM; or (iii) infringements involving the modification of the Product, or any part thereof, unless such modification was performed by Collegium or in accordance with Collegium’s written instructions or approved by Collegium.

(c)	THE FOREGOING PROVISIONS OF THIS SECTION 11.2 STATE THE ENTIRE LIABILITY AND OBLIGATION OF COLLEGIUM AND THE EXCLUSIVE REMEDY OF TEAMM WITH RESPECT TO ANY ALLEGED INFRINGEMENT OF PATENTS, COPYRIGHTS, TRADEMARKS, OR OTHER INTELLECTUAL PROPERTY RIGHTS BY THE PRODUCTS OR ANY PART THEREOF.

(d)	Patent Enforcement. If TEAMM believes that a third party is reasonably likely infringing Collegium’s patent rights in the Territory, TEAMM shall promptly notify Collegium of that fact and shall provide to Collegium reasonable evidence of any such claim based upon materials available to TEAMM. Upon receipt of evidence satisfactory to Collegium of infringement, in Collegium’s sole discretion, Collegium shall then have the sole right (but not the obligation) to take action against such infringing third party and the right to retain all amounts awarded in any such action less the amount of Net Sales pursuant to Section 7.4 to be paid to TEAMM of the actual lost Net Sales of the Products as determined by the court judgment.

(e)	Cooperation. If either party takes action against a third party pursuant to this Section 11.2, or if a third party claims the manufacture, use or sale of Product in the Territory infringes its patent or other proprietary rights, the other party agrees to provide reasonable assistance by supplying information within its control which may assist the party taking the enforcement action or defending such claim.

12.	Term; Termination.

12.1	Term. The term of the License Agreement shall be perpetuity unless terminated earlier because TEAMM or Collegium has committed a material uncured breach of License Agreement or as otherwise described in the License Agreement.

12.2	Termination for Cause - Either Party. In addition to the rights to terminate this Agreement under Sections 3 and 7, without prejudice to any other rights it may have hereunder or at law or in equity, either party may terminate this Agreement immediately by written notice to the other party upon the occurrence of any of the following:

(a)	the other party becomes insolvent, an order for relief is entered against the other party under any bankruptcy or insolvency laws or laws of similar import;

(b)	the other party makes an assignment for the benefit of its creditors or a receiver or custodian is appointed for it or its business is placed under attachment, garnishment or other process involving a significant portion of its business; or

(c)	after thirty (30) days’ written notice from the terminating party without cure by the other party of any material breach of this Agreement by the other party as defined within this Agreement.

12.3	Rights and Duties Upon Termination.

(a)	except as set forth in Sections 3 and 7, termination of this Agreement, for whatever reason, shall not affect any rights or obligations accrued by either party prior to the effective date of termination, including any royalty payment obligations incurred on Product sold prior to the date of termination.

(b)	upon termination of this agreement, Collegium agrees to remove TEAMM’s NDC from the Product before the next Product batch is manufactured.

(c)	if this agreement is terminated by Collegium for any reason then;

(i)	TEAMM shall give Collegium a detailed accounting of all Product in process of being manufactured, the associated actual costs, the Product schedule to be manufactured, and what can be cancelled and any costs associated with the cancellation. These costs should be in line with the forecasts supplied to Collegium for manufacturing and reasonable expected inventories of components based on lead time for supply;

(ii)	Collegium will have the option of purchasing the components and in-process Product from TEAMM at TEAMM’s out of pocket expense or,

(iii)	give TEAMM the option of selling the remaining Product under the terms of this Agreement. Collegium shall also have the option of taking ownership of any portion of the existing inventory by reimbursing TEAMM for the Purchase Price for such inventory. If Collegium takes ownership of the Product, then Collegium will be responsible for any rebates (including Medicaid) incurred on the sale of the Product after the termination and billed to TEAMM’s NDC, or

(iv)	discontinuing manufacturing of the Product at which point TEAMM will pay the Contract Manufacturer for all of its costs associated with termination. If Collegium sells Finished product within the next 3 months that includes any of the items that were reimbursed by TEAMM, Collegium shall refund to TEAMM that amount that TEAMM paid for those items. If TEAMM is offered and accepts the right to sell the products, then the same royalty described in Section 7.2 of the agreement will remain in place. The Net Sales will be adjusted by any rebates, cash discounts and returns that are reasonable to accrue to the sales of the Product by upon the history of the Product. The full adjustment shall be made within 90 days of the final sale of the products.

(d)	Upon termination of this Agreement, TEAMM, upon Collegium’s request, shall assign to Collegium (or such other entities designated by Collegium), materials specific to the Product; Product approvals, Product contracts, Distribution agreements, Managed care agreements, registrations and regulatory approvals to sell the Product in the Territory; or, if assignment of any such registration, approval or contract is not permissible under applicable law, where requested by Collegium, TEAMM shall grant Collegium (or its designee) a right of reference to such contracts, registrations, and approvals.

(e)	Upon termination of this Agreement, TEAMM or its Affiliates will not sell, develop, manufacture or cause to have sold, developed or manufactured any Competitive Products for a period of one (1) year. And, in no cases shall TEAMM share any Proprietary information of Collegium’s with another party for the purpose of selling, developing or manufacturing a Competitive Product.

(f)

If Collegium terminates this Agreement TEAMM shall deliver to Collegium all of TEAMM’s customer lists, existing orders, promotional materials, marketing data and programs, business plans, Product contracts, and all other related information concerning its sales efforts with respect to the Product in order to enable Collegium to undertake sales of Product upon such termination, provided that such information shall be considered Collegium’s Proprietary Information hereunder thereafter, subject to the obligations of non-use and confidentiality prescribed in this Agreement. Collegium shall pay TEAMM a mutually agreed upon price for such materials, not to exceed the actual direct out-of-pocket costs incurred by TEAMM for the production of the materials. TEAMM shall assist Collegium as Collegium may reasonably request in the uninterrupted transition for sales of the Product by Collegium or its agents.

(g)	If the License Agreement is terminated by TEAMM because Collegium has materially breached and not cured the terms of the Definitive Agreement post-launch of the Product, in the case where Collegium continues to sell the Product, TEAMM shall, in addition to all other available remedies, receive a royalty equal to [ * ] ([ * ]%) of Collegium’s Net Proceeds, if any, from the Product during the consecutive 12 month period following the contract termination. Net Proceeds shall be defined as any net sales, license fees, milestones, royalties or similar payments, received by Collegium in respect of the sale of the Product in the Territory. If TEAMM has not met agreed upon performance milestones described in Section 3.6, as they may be adjusted by the Joint Steering Committee in accordance with the provisions of section 3.6 (e), the Product shall revert back to Collegium and no trailing royalties shall be due.

(h)	Sections of this Agreement shall survive any termination of this Agreement which relate to confidentiality and indemnification, or otherwise which by their nature cannot be accomplished or fulfilled prior to termination or which relate to obligations of the parties accrued prior to termination.

13.	Miscellaneous.

13.1	GOVERNING LAW AND DISPUTE RESOLUTION.

(a)	GOVERNING LAW. The validity, interpretation and effect of this Agreement shall be governed by and construed under the laws of the State of Massachusetts, U.S.A.

(b)	MEDIATION. If a dispute, controversy, or claim arises out of or relates to this Agreement, or the breach thereof, and if the dispute cannot be settled through negotiations, the parties agree first to try in good faith to settle the dispute by mediation administered by the American Arbitration Association under its Commercial Mediation Rules before resorting to arbitration.

(c)	ARBITRATION. If the parties fail to resolve a dispute through mediation within thirty days (30) of the request to mediate, and a party wishes to pursue the matter, each such dispute, controversy is not an “Excluded Claim” shall be finally resolved by binding arbitration in accordance with the International Arbitration Rules of the American Arbitration Association (“AAA”) with Supplementary Procedures for International Commercial Arbitration, and Supplementary Procedures for Large, Complex Cases. Judgment on the arbitration award may be entered in any court having jurisdiction thereof. The arbitration shall be conducted by a panel of three persons experienced in the pharmaceutical business: within thirty (30) days after initiation of arbitration, each party shall select one person to act as arbitrator and the two party-selected arbitrators shall select a third arbitrator within thirty (30) days of their appointment. If the arbitrators selected by the parties are unable or fail to agree upon the third arbitrator, the AAA shall appoint the third arbitrator. The place of arbitration shall be Boston, Massachusetts. Either party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. Either party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that party pending the arbitration award. The arbitrators shall have no authority to award punitive, special, consequential or any other type of damages not measured by a party’s compensatory damages. Each party shall bear its own costs and expenses and attorneys’ fees and an equal share of the arbitrators’ and any administrative fees of arbitration. Except to the extent necessary to confirm an award or as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of arbitration without the prior written consent of both parties. In no event shall arbitration be initiated after the date a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the applicable Massachusetts statute of limitations. As used in this Section, the term “Excluded Claim” shall mean a dispute, controversy or claim that concerns (i) the validity or infringement of a patent, trademark or copyright; or (ii) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory.

13.2	Notices. All notices, approvals or other communications required hereunder shall be in writing and shall be deemed to have been duly given if delivered personally to such party or sent to such party by facsimile transmission (confirmed in writing by other permitted means), air courier or by certified mail, postage prepaid, to the following addresses:

To TEAMM:	TEAMM Pharmaceuticals, Inc. 2501 Aerial Center Parkway, Suite 100 Morrisville, NC 27560 Attn: Martin G. Baum, CEO Fax: (919)653-0246

Accentia BioPharmaceuticals, Inc. 324 Hyde Park Avenue, Suite 350 Tampa FL 33606 Attention: Samuel Duffey General Counsel Fax: (941) 918-2841

To Collegium:	Collegium Pharmaceutical, Inc. 400 Highland Corporate Drive Cumberland, RI 02864 Attn: President Fax: 401-762-2043

or to such other address as the addressee may have specified in notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communications will be deemed to have been given as of the date so delivered or transmitted by facsimile, or five (5) days after so mailed.

13.3	Severability. In the event that any provision of this Agreement shall be found in any jurisdiction to be in violation of public policy or illegal or unenforceable in law or equity, such finding shall in no event invalidate any other provision of this Agreement in that jurisdiction, and this Agreement shall be deemed amended to the minimum extent required to comply with the law of such jurisdiction.

13.4	Entire Agreement. This Agreement states the entire agreement between the parties hereto about the transactions contemplated hereby and may not be amended or modified except by written instrument duly executed by the parties hereto.

13.5	No Waiver. The failure of either party hereto to enforce at any time, or for any period of time, any provision of this Agreement shall not be construed as a waiver of such provision or of the right of such party thereafter to enforce each and every provision.

13.6

Assignment, Binding Effect. Neither party shall assign this Agreement nor any of their respective rights or obligations hereunder without the prior written consent of the other party, except that either party may assign this

Agreement to any of its Affiliates or to any person or entity to which substantially all of its assets are transferred by operation of law or otherwise, including, but without limitation, by merger or transfer of stock. Any other attempted assignment without such consent shall be void. Any assignee or transferee of this Agreement and/or the rights or obligations hereunder shall expressly assume in writing all obligations of the assignor/transferor pursuant to this Agreement.

13.7	Independent Contractor. Each party shall act as the independent contractor of the other party. Neither party shall be the legal agent of the other for any purpose whatsoever and therefore has no right or authority to make or underwrite any promise, warranty or representation, to execute any contract or otherwise to assume any obligation or responsibility in the name of or in behalf of the other party, except to the extent specifically authorized in writing by the other party. Neither of the parties hereto shall be bound by or liable to any third persons for any act or for any obligation or debt incurred by the other toward such third party, except to the extent specifically agreed to in writing by the party so to be bound.

13.8	Headings. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

13.9	Counterparts. This Agreement may be executed in any number of counterparts and any party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to account for any of the other counterpart.

13.10	Force Majeure. Neither party shall be deemed to be in default for failure or delay in performance to the extent of causes which are reasonably unforeseeable or, if foreseeable, reasonably unremediable in spite of diligent efforts to effect a reasonable remedy, and which are caused by act or omission of any governmental authority or of the other party, compliance with new governmental regulations, insurrection, riot, embargo, delays or shortages in transportation or inability to obtain necessary materials, and Acts of God or Nature.

13.11

Insurance. Collegium and TEAMM shall at all times maintain insurance, including but not limited to product liability insurance, in commercially reasonable amounts for their respective obligations and potential liabilities hereunder, provided that, during the period that any Product is being distributed, sold, and/or being used clinically and thereafter for the time any such products remain in clinical use, each party shall maintain product liability with a coverage limit of not less than Ten Million Dollars

($10,000,000). Each party shall, at the request of the other party, provide such evidence of such insurance as requested, including a certificate of insurance.

13.12	Publicity. No disclosure of the existence of, or the terms of, this Agreement may be made by either party, and no party shall use the name, trademark, trade name or logo of the other party or its employees in any publicity, news release or disclosure relating to this Agreement, or its subject matter, without the prior express written permission of the other party, unless provided for in this Agreement, or as may be required by law. Press releases approved by both parties in writing may be made from time to time.

[Signature page to follow.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the day and year first above written.

COLLEGIUM PHARMACEUTICAL, INC.		TEAMM PHARMACEUTICALS, INC.

By:	/s/ Michael T. Heffernan	By:	/s/ Martin G. Baum

Name: Michael T. Heffernan		Name: Martin G. Baum

Title: President		Title: CEO

ACCENTIA BIOPHARMACEUTICALS, INC.

By:

Name: Frances E. O’Donnell, MD

Title: Chairman, CEO

EXHIBIT A

DEVELOPMENT PLAN

Activities	Est. Completion

Select final formula	[ * ]	Complete

Prepare and submit FDA meeting request	[ * ]	Complete

Prepare FDA meeting briefing document	[ * ]	Complete

Conduct FDA meeting	[ * ]	Complete

Sign Development Agreement with Contract Manufacturer	[ * ]	Complete

Develop, Transfer and Validate Methods	[ * ]	Complete

Test Manufacturing Process parameters	[ * ]	Complete

Develop Lab batches and test analytical procedures	[ * ]	In Process

Testing of Packaging components and Pumps	[ * ]	In Process

Develop and Install MAP System for manufacturing	[ * ]	Complete

Manufacture Feasibility batches	[ * ]	Scheduled

Manufacture 6 Full Scale lots (submission batches)	[ * ]	Scheduled

Complete In Vitro BE Study	[ * ]	Scheduled

Estimated successful 3 month stability on submission batches	[ * ]	Scheduled

Release & conduct stability data of 3 lots of drug product	[ * ]	Scheduled

Prepare sNDA	[ * ]	Scheduled

Submit sNDA	[ * ]	Scheduled

FDA Review sNDA (assumed 3 mos. Review)

Estimate for FDA Approval	[ * ]

EXHIBIT B

PATENTS AND PATENT APPLICATIONS

U.S. Patent Application Serial No.: 11/014.636

Title:	“Temperature-Stable Formulations and Methods of Development Thereof”

Filed:	December 16, 2004

Published:	July 14, 2005

Publication No.:	US-2005-0153946-A1

EXHIBIT C

MINIMUM ANNUAL ROYALTY PAYMENT

(Launch Year and Calendar Years 1 through 5)

Launch Year (assuming July launch): $[  *  ] to be pro-rated based on actual launch date. For the sake of clarity, the Minimum Annual Royalty Payment for the Launch Year will be calculated as $[  *  ] divided by 180 days, multiplied by the number of days from product launch to December 31st of the Launch Year.

Calendar Year 1:	$	[	* ]
Calendar Year 2:	$	[	* ]
Calendar Year 3:	$	[	* ]
Calendar Year 4:	$	[	* ]
Calendar Year 5:	$	[	* ]

EXHIBIT D

TRADEMARKS

Serial Number:	78/378376

Mark:	ALLERNASE

Issue Date:	February 22, 2005

EXHIBIT E

NET, NET SALES CALCULATION EXAMPLE

(for illustrative purposes only)

Actual WAC sales	$	[ * ]
Actual discount from WAC		[ * ]

Invoiced sales		[ * ]

Less:
Actual transportation charges from contract manufacturer		[ * ]
Actual distribution charges invoiced by DDN		[ * ]
Actual Term discount at 2% taken		[ * ]
Actual Rebates/chargebacks		[ * ]
Actual Returns (none first 12 months)		—

Net sales		[ * ]
Less purchase invoiced by manufacturer		[ * ]

Net, net sales	$	[ * ]

Royalty due Collegium on minimum sales for first 12 months	$	[ * ]

EXHIBIT F

NIS MARKET – CALENDAR YEAR 2006

Product	2006 Sales